                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. ________)*


                                  SpectRx, Inc.
------------------------------------------------------------------------------
                                 (Name of Issuer)


                       Common stock par value $.001 per share
------------------------------------------------------------------------------
                           (Title of Class of Securities)


                                     847 635 109
                           -------------------------------
                                   (CUSIP Number)


                        Jose M. de Lasa, 100 Abbott Park Road
               Abbott Park, Illinois 60064-3500; Phone (847) 937-8905
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   July 7, 1997
                           -------------------------------
                            (Date of Event which Requires
                              Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 12 Pages
                                         --

 -------------------------                         --------------------------
|  CUSIP No. 847 635 109  |        13D            | Page   2   of  12  Pages |
 -------------------------                         --------------------------

 ----------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSON                                              |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                     |
|    |                                                                       |
|    |    Abbott Laboratories                                                |
|    |    IRS Identification Number:  36-0698440                             |
|    |                                                                       |
|----------------------------------------------------------------------------
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  / /  |
|    |                                                                       |
|    |                                                             (b)  /x/  |
|----------------------------------------------------------------------------
| 3  | SEC USE ONLY                                                          |
|    |                                                                       |
 ----------------------------------------------------------------------------
| 4  | SOURCE OF FUNDS*                                                      |
|    |                                                                       |
|    | WC                                                                    |
 ----------------------------------------------------------------------------
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO  |
|    | ITEMS 2(d) or 2(e)                                              / /   |
|    |                                                                       |
 ----------------------------------------------------------------------------
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                  |
|    |                                                                       |
|    |   Illinois                                                            |
 ----------------------------------------------------------------------------
|                  | 7 | SOLE VOTING POWER                                   |
|   NUMBER OF      |   |                                                     |
|                  |   |     500,143                                         |
|     SHARES       |---------------------------------------------------------
|                  | 8 | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |   |                                                     |
|                  |---------------------------------------------------------
|    OWNED BY      | 9 | SOLE DISPOSITIVE POWER                              |
|                  |   |                                                     |
| EACH REPORTING   |   |     500,143                                         |
|                   ---------------------------------------------------------
|     PERSON       | 10| SHARED DISPOSITIVE POWER                            |
|                  |   |                                                     |
|      WITH        |   |                                                     |
 ----------------------------------------------------------------------------
|  11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON         |
|     |                                                                      |
|     |    500,143                                                           |
 ----------------------------------------------------------------------------
|  12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN       |
|     |  SHARES*                                                        / /  |
                                                                             |
 ----------------------------------------------------------------------------
|  13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   |
|     |                                                                      |
|     |    6.61%                                                             |
 ----------------------------------------------------------------------------
|  14 | TYPE OF REPORTING PERSON*                                            |
|     |                                                                      |
|     |    CO                                                                |
 ----------------------------------------------------------------------------
                      *  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of the common stock, par value $.001 per share (the "Common Stock"), of SpectRx, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 6025A, Unity Drive, Norcross, Georgia, 30071.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c), and (f) The person filing this statement is Abbott Laboratories ("Abbott"), an Illinois corporation. Abbott's principal business is the discovery, development, manufacture, and sale of a broad and diversified line of health care products and services. Abbott's principal office is located at 100 Abbott Park Road, Abbott Park, Illinois 60064-3500.

         The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business and address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Abbott are as set forth in Exhibit 1 hereto and incorporated herein by this reference.

         (d) and (e)    Neither Abbott, nor to the best of its knowledge, any
person listed on Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On July 7, 1997, Abbott purchased 143,000 shares of Common Stock and paid $1,001,000 for these 143,000 shares. These funds came from Abbott's general assets.

ITEM 4.  PURPOSE OF THE ACQUISITION

Abbott acquired the shares of Common Stock as an investment.

         (a) - (j) At present, Abbott does not have any plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Commission. Abbott does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Abbott is the beneficial owner of 500,143 shares of Common Stock. This represents approximately six and 61/100 percent (6.61%) of the outstanding shares of the Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock shown as being outstanding in the Issuer's prospectus dated July 1, 1997.

         (b) Abbott has sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the Shares.

         (c) Except as described herein, there have been no transactions by Abbott or the persons whose names are listed on Exhibit 1 in securities of the Issuer during the past sixty days.

         (d) No one other than Abbott is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from a sale of the Shares.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -    Information Concerning Executive Officers and
                        Directors of Abbott Laboratories.



              *******************************

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          Abbott Laboratories


DATED:   July 14, 1997                By: /s/ Gary P. Coughlan
                                      ----------------------------------------
                                      Gary P. Coughlan, Senior Vice President,
                                      Finance and Chief Financial Officer

                                    EXHIBIT INDEX


EXHIBIT NUMBER     DESCRIPTION                                  SEQUENTIAL PAGE
                                                                NUMBER

      1            Information Concerning Executive
                   Officers and Directors of
                   Abbott Laboratories.

                                    Exhibit 1

                   Information Concerning Executive Officers and
                         Directors of Abbott Laboratories
                       -----------------------------------

         The current corporate officers and directors of Abbott Laboratories are listed below. The address of Abbott Laboratories is: Abbott Laboratories, 100 Abbott Park Road, Abbott Park, Illinois 60064-3500. Abbott Laboratories does not consider all of its corporate officers to be executive officers as defined by the Securities Exchange Act of 1934 or Releases thereunder. Unless otherwise indicated, all positions set forth below opposite an individual's name refer to positions within Abbott Laboratories, and the business address listed for each individual not principally employed by Abbott Laboratories is also the address of the corporation or other organization which principally employs that individual.

                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
NAME                       AND BUSINESS ADDRESS                   CITIZENSHIP

CORPORATE OFFICERS

Duane L. Burnham(1)        Chairman of the Board and              U. S. A.
                           Chief Executive Officer

Thomas R. Hodgson(1)       President and Chief Operating          U. S. A.
                           Officer

Joy A. Amundson(1)         Senior Vice President,                 U. S. A.
                           Chemical and Agricultural Products

Paul N. Clark(1)           Senior Vice President,                 U. S. A.
                           Pharmaceutical Operations

Gary P. Coughlan(1)        Senior Vice President, Finance         U. S. A.
                           and Chief Financial Officer

Jose M. de Lasa(1)         Senior Vice President, Secretary       U. S. A.
                           and General Counsel

John G. Kringel(1)         Senior Vice President, Hospital        U. S. A.
                           Products

Thomas M. McNally(1)       Senior Vice President, Ross Products   U. S. A.

Robert L. Parkinson,       Senior Vice President, International   U. S. A.
Jr.(1)                     Operations

Ellen M. Walvoord(1)       Senior Vice President, Human Resources U. S. A.

Miles D. White(1)          Senior Vice President, Diagnostic      U. S. A.
                           Operations

                                    Exhibit 1

                   Information Concerning Executive Officers and
                         Directors of Abbott Laboratories
                       -----------------------------------


                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
NAME                       AND BUSINESS ADDRESS                   CITIZENSHIP

CORPORATE OFFICERS -
 Continued

Catherine V. Babington(1)  Vice President, Investor Relations     U. S. A.
                           and Public Affairs

Patrick J. Balthrop        Vice President, Diagnostic             U. S. A.
                           Operations, U.S. and Canada

Mark E. Barmak             Vice President, Litigation and         U. S. A.
                           Government Affairs

Christopher B. Begley      Vice President, MediSense              U. S. A.

Thomas D. Brown            Vice President, Diagnostic             U. S. A.
                           Commercial Operations

Gary R. Byers(1)           Vice President, Internal Audit         U. S. A.

William G. Dempsey         Vice President, Hospital Products      U. S. A.
                           Business Sector

Kenneth W. Farmer(1)       Vice President, Management             U. S. A.
                           Information Services and
                           Administration

Thomas C. Freyman(1)       Vice President and Treasurer           U. S. A.

David B. Goffredo          Vice President, Pharmaceutical         U. S. A.
                           Products Marketing and Sales

Rick A. Gonzalez(1)        Vice President, HealthSystems          U. S. A.

                                    Exhibit 1

                   Information Concerning Executive Officers and
                         Directors of Abbott Laboratories
                       -----------------------------------

                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
NAME                       AND BUSINESS ADDRESS                   CITIZENSHIP

CORPORATE OFFICERS -
 Continued

Guillermo A. Herrera       Vice President, Latin America          Columbia
                           Operations

Arthur J. Higgins          Vice President, Pacific, Asia,         United
                           and Africa Operations                  Kingdom

Jay B. Johnston            Vice President, Diagnostic Assays      U. S. A.
                           and Operations

James J. Koziarz, Ph.D.    Vice President, Diagnostic             U. S. A.
                           Products Research and Development

John F. Lussen(1)          Vice President, Taxes                  U. S. A.

Edward L. Michael          Vice President, Diagnostic             U. S. A.
                           Operations, Europe, Africa, and
                           Middle East

Theodore A. Olson(1)       Vice President and Controller          U. S. A.

Andre G. Pernet, Ph.D.     Vice President, Pharmaceutical         U. S. A.
                           Products Research and Development

Carl A. Spalding           Vice President, Ross Pediatric         U. S. A.
                           Products

William H. Stadtlander     Vice President, Ross Medical           U. S. A.
                           Nutritional Products

Marcia A. Thomas(1)        Vice President, Corporate Quality      U. S. A.
                           Assurance and Regulatory Affairs

H. Thomas Watkins          Vice President, Diagnostic             U. S. A.
                           Operations, Asia and Pacific

Steven J. Weger(1)         Vice President, Corporate Planning     U. S. A.
                           and Development

Josef Wendler              Vice President, European Operations    Germany

Lance B. Wyatt(1)          Vice President, Corporate              U. S. A.
                           Engineering

                                    Exhibit 1

                   Information Concerning Executive Officers and
                         Directors of Abbott Laboratories
                       -----------------------------------

                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
NAME                       AND BUSINESS ADDRESS                   CITIZENSHIP

DIRECTORS

K. Frank Austen, M.D.      Professor of Medicine, Harvard         U. S. A.
                           Medical School
                                 The Seeley G. Mudd Building,
                                 Room 604
                                 250 Longwood Avenue
                                 Boston, Massachusetts 02115

Duane L. Burnham           Officer of Abbott                      U. S. A.

H. Laurance Fuller         Chairman, President, and Chief         U. S. A.
                           Executive Officer
                                 Amoco Corporation
                                 200 East Randolph Drive
                                 Mail Code 3000
                                 Chicago, Illinois 60601
                                 (integrated petroleum and
                                 chemicals company)

Thomas R. Hodgson          Officer of Abbott                      U. S. A.

David A. Jones             Chairman and Chief Executive Officer   U. S. A.
                                 Humana Inc.
                                 500 W. Main St.
                                 Humana Building
                                 Louisville, Kentucky 40201
                                 (Health Plan Business)

The Rt. Hon. the Lord      British Member of Parliament           United Kingdom
  Owen CH                        20 Queen Anne's Gate
                                 Westminster, London
                                 SW1H 9AA, England

                                    Exhibit 1

                   Information Concerning Executive Officers and
                         Directors of Abbott Laboratories
                       -----------------------------------

                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
NAME                       AND BUSINESS ADDRESS                   CITIZENSHIP

DIRECTORS - CONTINUED

Boone Powell, Jr.          President and Chief Executive          U. S. A.
                           Officer
                                Baylor Health Care System and
                                Baylor University Medical
                                   Center,
                                Vice President, Baylor University
                                3500 Gaston Avenue
                                Dallas, Texas 75246

Addison Barry Rand         Executive Vice President               U. S. A.
                                Xerox Corporation
                                800 Long Ridge Road
                                Stamford, Connecticut
                                06904-1600
                                (document processing, insurance
                                and financial services company)

Dr. W. Ann Reynolds        Chancellor                             U. S. A.
                                The City University of New York
                                535 E. 80th Street
                                New York, New York 10021

William D. Smithburg       Chairman, President and Chief          U. S. A.
                           Executive Officer
                                The Quaker Oats Company
                                321 N. Clark Street
                                Chicago, Illinois 60610
                                (worldwide food manufacturer
                                and marketer of beverages and
                                grain-based products)

John R. Walter             President and Chief Operating          U. S. A.
                           Officer
                                AT&T Corporation
                                295 North Maple Avenue
                                Room 4353L1
                                Basking Ridge, New Jersey 07920
                                (telecommunications company)

                                    Exhibit 1

                   Information Concerning Executive Officers and
                         Directors of Abbott Laboratories
                       -----------------------------------

                           POSITION/PRESENT PRINCIPAL
                           OCCUPATION OR EMPLOYMENT
NAME                       AND BUSINESS ADDRESS                   CITIZENSHIP

DIRECTORS - CONTINUED

William L. Weiss           Chairman Emeritus, Ameritech           U. S. A.
                           Corporation
                               One First National Plaza
                               Suite 2530C
                               Chicago, Illinois 60603-2006
                               (telecommunications company)




1 Pursuant to Item 401(b) of Regulation S-K Abbott has identified these persons as "executive officers" within the meaning of Item 401(b).